UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 8-K

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CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):
February 8, 2006



Alliance One International, Inc.
(Exact name of registrant as specified in its charter)

Virginia	**001-13684**	**54-1746567**
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(State or other jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

8001 Aerial Center Parkway
Morrisville, NC 27560-8417
(Address of principal executive offices)

(919) 379-4300
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Alliance One International, Inc.

ITEM 7.01   REGULATION FD DISCLOSURE

On February 8, 2006, Alliance One issued a press release. A copy of the press release is being furnished as Exhibit 99.1.

The information in this report (including the exhibit) is furnished pursuant to Item 7.01 and shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. The furnishing of this report is not intended to constitute a determination by Alliance One International, Inc. that the information is material or that the dissemination of the information is required by Regulation FD.

Alliance One International, Inc.

<p style="text-align:center">SIGNATURES</p>

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 8, 2006

Alliance One International, Inc.
Registrant

By: /s/ James A. Cooley
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Executive Vice President - Chief Financial Officer

INDEX TO EXHIBITS

EXHIBIT 99.1



Alliance One International, Inc.   Tel: 919 379 4300
8001 Aerial Center Parkway   Fax: 919 379 4346
Post Office Box 2009   www.aointl.com
Morrisville, NC 27560-2009
USA

NEWS RELEASE   Contact: Joel L. Thomas
                                                              (919) 379-4300

February 8, 2006

Alliance One Announces Completion of Exchange Offers For Senior Notes and Senior Subordinated Notes

Morrisville, NC – Alliance One International, Inc. (NYSE: AOI) announced today that it has completed exchange offers for all of its outstanding 11% Senior Notes due 2012 and 12 ¾% Senior Subordinated Notes due 2012. Alliance One offered to exchange up to $315,000,000 aggregate principal amount of its 11% Senior Notes due 2012 which have been registered under the Securities Act of 1933, as amended, for a like principal amount of its original unregistered 11% Senior Notes due 2012, which were issued pursuant to Rule 144A and Regulation S under the Securities Act of 1933 on May 13, 2005 and up to $100,000,000 aggregate principal amount of its 12 ¾ % Senior Subordinated Notes due 2012 which have been registered under the Securities Act of 1933, as amended, for a like principal amount of its original unregistered 12 ¾ % Senior Subordinated Notes due 2012, which were issued pursuant to Rule 144A and Regulation S under the Securities Act of 1933 on May 13, 2005. The terms of the exchange securities are identical in all material respects to the terms of the original securities for which they were exchanged, except that the registration rights and the transfer restrictions applicable to the original securities are not applicable to the exchange securities.

The exchange offers expired at 5:00 p.m., New York City time, on February 7, 2006. The exchange offers were made to satisfy Alliance One's obligations under a registration rights agreement entered into with the initial purchasers of the restricted notes at the time such notes were originally issued. Deutsche Bank Trust Company Americas acted as exchange agent for the exchange offers.

As of the expiration of the exchange offers, all of the $315 million in aggregate principal amount of the originally issued 11% Senior Notes and $100 million in aggregate principal amount of the originally issued 12 3/4% Senior Subordinated Notes were tendered for exchange. All notes that were properly tendered in the exchange offers will be accepted for exchange.

The exchange offers were made only pursuant to Alliance One's prospectus, dated January 6, 2006, which was filed with the Securities and Exchange Commission as part of Alliance One's Registration Statement on Form S-4. The Registration Statement was declared effective by the Securities and Exchange Commission on January 5, 2006.

This press release contains forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in the section titled "Factors that May Affect Future Results" in our Annual Report on Form 10-K for the year ended March 31, 2005 and under the heading of "Risk Factors" listed from time to time in the Company's filings with the Securities and Exchange Commission.

Alliance One International, Inc. is a leading independent leaf tobacco merchant. For more information on Alliance One, visit the Company's website at http://www.aointl.com.